Exhibit 99(a)(3)

January 24, 2005

Dear Stockholder:

On January 10, 2005, News Corporation, through a wholly-owned subsidiary, commenced a tender offer to exchange each issued and outstanding share of Class A common stock of Fox Entertainment Group, Inc. for 1.90 shares of News Corporation Class A common stock.

In response to News Corporation’s tender offer, the Fox board of directors established a Special Committee of independent directors to evaluate the tender offer on behalf of Fox and its stockholders. The Special Committee is composed of Christos M. Cotsakos and Peter J. Powers, neither of whom are representatives of News Corporation. All of Fox’s other directors are also directors, executive officers or employees of News Corporation.

Enclosed is a statement prepared on behalf of Fox and authorized by the Special Committee containing certain information concerning the tender offer. The Special Committee has determined that it is unable to take a position with respect to the tender offer at the present time for the reasons described in the enclosed statement on Schedule 14D-9.

The Special Committee has concluded that it is in the best interest of Fox and its stockholders (other than News Corporation) to not tender their shares of Class A common stock of Fox in the tender offer at the current time and instead defer making a determination whether to accept or reject the tender offer until the Special Committee has advised them of its position or recommendation if any.

In arriving at its recommendation, the Special Committee considered a number of factors, as described in the enclosed Schedule 14D-9. The Special Committee encourages you to review the enclosed statement in its entirety and to consult with your own selection of tax and other advisers to determine the particular consequences to you of the tender offer.

Thank you for your careful consideration of this matter.

Sincerely,

Christos M. Cotsakos Member, Special Committee	Peter J. Powers Member, Special Committee